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                                                               Exhibit (a)(5)(B)

                         GABELLI ASSET MANAGEMENT INC.
                              ONE CORPORATE CENTER
                              RYE, NEW YORK 10580
                                                                    June 5, 2003
To Our Stockholders:

     Gabelli Asset Management Inc. is offering to purchase 800,000 shares, or such lesser number of shares as are properly tendered, of our Class A common stock from existing stockholders. The price paid by Gabelli will not be greater than $31.75 nor less than $28.00 per share, net to the seller in cash, without interest. We are conducting the tender offer through a procedure commonly referred to as a modified "Dutch Auction." This procedure allows you to select the price within the range of $28.00 and $31.75 per share in $0.25 increments at which you are willing to sell us your shares.

     Based on the number of shares tendered and the prices specified by our stockholders, we will select the lowest purchase price that will allow us to purchase 800,000 shares, or such lesser number of shares as are properly tendered and not properly withdrawn, at prices not in excess of $31.75 nor less than $28.00 per share. All shares purchased under the tender offer will receive the same price. You may tender all or only a portion of your shares upon the terms and subject to the conditions of the tender offer, including the proration provisions. All shares which you tender but which we do not purchase will be returned to you, at our expense, promptly after the expiration of the tender offer.

     Any stockholder whose shares are properly tendered directly to EquiServe, the depositary of the tender offer, and purchased under the tender offer will receive the net purchase price in cash, without interest, promptly after the expiration of the tender offer.

     The terms and conditions of the tender offer are explained in detail in the enclosed Offer to Purchase and the related Letter of Transmittal. I encourage you to read these materials carefully before making any decision with respect to the tender offer. The instructions on how to tender shares are also explained in detail in the accompanying materials. The description of the tender offer in this letter is only a summary and is qualified by all of the terms and conditions of the tender offer set forth in the Offer to Purchase and Letter of Transmittal.

     Our Board of Directors has approved the tender offer. However, neither we nor the Board of Directors makes any recommendation to you as to whether you should tender or refrain from tendering your shares or as to the price or prices at which you may choose to tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the price or prices at which your shares should be tendered.

     The tender offer will expire at 5:00 p.m., New York City time, on Monday, July 7, 2003, unless we extend the offer. If you have any questions regarding the tender offer or need assistance in tendering your shares, please contact Robert Zuccaro, Gabelli's Chief Financial Officer, at (914) 921-5088. The offer documents are also available at the website of the Securities and Exchange Commission at www.sec.gov.

                                          Sincerely,
                                          JAMES E. MCKEE
                                          Vice President, General Counsel
                                          and Secretary